Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,
	2011 (1)	2012 (1)

Net Income	$133	$118
Equity in earnings of unconsolidated affiliates, net of distributions	(3)	2
Income taxes	85	75
Capitalized interest	(1)	—
	214	195

Fixed charges, as defined:

Interest	49	45
Capitalized interest	1	—
Interest component of rentals charged to operating expense	4	2
Total fixed charges	54	47

Earnings, as defined	$268	$242

Ratio of earnings to fixed charges	4.96	5.15
         ___________

(1)
Excluded from the computation of fixed charges for the three months ended March 31, 2011 and 2012 is interest expense of less than $1 million and interest income of $2 million, respectively, which is included in income tax expense.